Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 29, 2010
Item 3
News Release

The news release dated October 29, 2010 was disseminated through Marketwire’s combined Canadian and US Investment Network and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4
Summary of Material Change

Silver Standard Resources Inc. (“Silver Standard”) announced on October 29, 2010 that it has entered into an agreement (as amended November 4, 2010, the “Sale Agreement”) to sell its Snowfield and Brucejack Projects (together with other associated assets, the “Combined Project Assets”) in northern British Columbia to Pretium Resources Inc. (“Pretium”), a company formed to acquire and explore precious metals projects.  Under the terms of the Sale Agreement, Silver Standard will receive total consideration of $450 million, consisting of a minimum of $215 million in cash and the balance in common shares of Pretium (“Common Shares”) valued at the offering price of such shares (“the “Offering Price”) under an initial public offering being undertaken by Pretium (the “IPO”).  The amount of the purchase price payable in cash will increase by the amount of the gross proceeds realized by Pretium under the IPO in excess of $265 million. On completion of the transaction, Silver Standard’s ownership interest in Pretium is expected to be less than 50%.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change

Pursuant to and on the terms set out in the Sale Agreement, Pretium will acquire (the “Acquisition”) from Silver Standard all the outstanding shares of 0890693 B.C. Ltd., a wholly-owned subsidiary of Silver Standard which will, at the closing of the IPO, hold the Combined Project Assets, in consideration for a purchase price of $450 million. Pretium will pay the purchase price at the closing of the Acquisition as follows:

●	by making a cash payment to Silver Standard equal to $215 million plus the gross proceeds raised pursuant to the IPO in excess of $265 million, including any exercise of the over-allotment option to be granted to the underwriters of the IPO (the “Over-Allotment Option”) at or prior to the closing of the IPO (collectively, the “Cash Payment”);

●	by issuing to Silver Standard a promissory note in a principal amount equal to (i) the product of the Offering Price multiplied by the number of Common Shares subject to the Over-Allotment Option less (ii) the gross proceeds actually raised pursuant to any exercise of the Over-Allotment Option at or prior to the closing of the IPO (the “Note”); and

●	by issuing to Silver Standard a number of Common Shares equal to (i) the purchase price of $450 million less the aggregate of the Cash Payment and the principal amount of the Note, divided by (ii) the Offering Price.

Pretium will pay to Silver Standard the gross proceeds raised pursuant to any exercise of the Over-Allotment Option after the closing of the IPO to reduce the principal amount of the Note.  Any remaining principal balance of the Note will be automatically converted into Common Shares at the Offering Price on the 40th day after the closing of the IPO.

The completion of the transactions contemplated by the Sale Agreement is conditional upon the occurrence of various conditions precedent, including:

●	the raising by Pretium of gross proceeds of at least $265 million pursuant to the IPO;

●	the Common Shares being listed and posted for trading on the Toronto Stock Exchange;

●	Robert A. Quartermain, Pretium’s President and Chief Executive Officer, and each of the officers and the members of Pretium’s board of directors (the “Pretium Board”) agreeing not to sell any of their Common Shares during the period of 180 days following the closing of the IPO;

●	Robert A. Quartermain capitalizing the Company by way of an investment of $1,500,000, which will be converted at the closing of the Acquisition into Common Shares, resulting in Mr. Quartermain holding 2.5% of Pretium’s issued and outstanding Common Shares, on a fully diluted basis, immediately after the closing and after any exercise of the Over-Allotment Option and any conversion of the Note, but before the issuance of any options to acquire equity securities; and

●	Pretium and Silver Standard entering into an investor rights agreement (the “Investor Rights Agreement”) and a transition services agreement (the “Transition Services Agreement”).
The Sale Agreement provides for the following significant terms:

●	Silver Standard provides limited representations regarding the Combined Project Assets and 0890693 B.C. Ltd.;

●	upon completion of the Acquisition, Pretium will assume all liabilities and obligations, including any and all environmental liabilities, in respect of the Combined Project Assets;

●	Silver Standard grants to Pretium an option to acquire, for a period of 30 days after the closing of the Acquisition for consideration of $100, the interest of Silver Standard and its affiliates, to the extent freely transferrable or transferrable with consent, in mineral and property rights over the area between the Combined Project and Highway 37 and certain other assets; and

●	Silver Standard has a right to terminate the Sale Agreement in the event of acceptance of a superior offer, subject to Pretium’s right to match. In the event that Silver Standard terminates the Sale Agreement to accept a superior offer, it is required to pay Pretium a break fee equal to 0.5% of the value of the purchase price contemplated by the superior offer and to reimburse Pretium for its reasonable out-of-pocket expenses in connection with the Sale Agreement and certain related matters.

The Sale Agreement also contains certain covenants with respect to the Combined Project Assets and related matters and indemnities from each of the parties to the other parties and certain entities and individuals related to them.

The Investor Rights Agreement will provide that, as long as Silver Standard and its affiliates hold at least 10% of the issued and outstanding Common Shares:

●	Silver Standard will be entitled to nominate to serve as members of the Pretium Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Pretium Board and (ii) the percentage of the Common Shares and securities convertible or exchangeable into Common Shares held by Silver Standard multiplied by the number of directors comprising the Pretium Board (rounded to the nearest whole number of nominees);

●	Silver Standard and its affiliates will have the right to maintain their proportionate ownership of Common Shares by participating pro rata in the issuance by Pretium of Common Shares (except in respect of equity compensation plans); and

●	Silver Standard and its affiliates will have the right to sell their Common Shares by participating pro rata in prospectus offerings by Pretium (to a maximum of 20% of any such offering).

Silver Standard will also agree in the Investor Rights Agreement that it and its affiliates will not sell any of their Common Shares during the period of 180 days following the closing of the IPO.

Pursuant to the Transition Services Agreement, Silver Standard will provide Pretium with certain administrative services for the purpose of transitioning the ownership of the Combined Project Assets, which may include providing,  at the request of Pretium, general corporate management and support services in respect of financings; reception, secretarial, office management and communications services, use of general office equipment and office supplies; day-to-day cash management, bookkeeping and ongoing record keeping services; support services in relation to communications with shareholders of Pretium for regulatory purposes, including annual and quarterly reports, shareholder mailings and meetings; attending to filings and reporting as may be required in the normal course of business with applicable governmental and regulatory authorities on behalf of Pretium; maintaining records in relation to the mineral properties of Pretium, including filing of assessment work; and communicating with Pretium’s professional advisors, including, without limitation, its solicitors, auditors, fiscal agents and independent consultants, with respect to general corporate matters regarding Pretium.

Silver Standard will be paid a fee under the Transition Services Agreement calculated as its cost of providing the services plus a 10% mark-up.  Unless terminated earlier in accordance with its terms, the Transition Services Agreement will terminate on the date which is 12 months after the closing of the Acquisition.  Pretium will have the right to terminate the Transition Services Agreement at any time on 30 days’ written notice.  Silver Standard will have the right to terminate the Transition Services Agreement with effect at any time from and after the date which is six months after the date of closing of the Acquisition on 60 days’ prior written notice.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 8th day of November, 2010